UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: March 2016 (Report No. 3)

Commission file number: 001-36578

BIO BLAST PHARMA LTD.

(Translation of registrant's name into English)

37 Dereh Menechem Begin St., 15th Floor

Tel Aviv 6522042 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

On March 16, 2016, Bio Blast Pharma Ltd. (the “Company”) entered into a Co-Placement Agency Agreement (the “Placement Agreement”) with Roth Capital Partners, LLC (“Roth”) and H.C. Wainwright & Co., LLC (“HCW”), pursuant to which Roth and HCW agreed to serve as exclusive co-placement agents in connection with the offering and sale by the Company of ordinary shares pursuant to the Company's shelf registration statement on Form F-3 (File No. 333-206032) (the “Registration Statement”) and the private placement of warrants to purchase ordinary shares. Also on March 16, 2016, the Company entered into definitive securities purchase agreements (each, a “Purchase Agreement”) with two institutional investors for the issuance of approximately 2.16 million ordinary shares (the “Shares”) at a purchase price per share of $3.10 in a registered direct offering and warrants to purchase up to approximately 1.08 million ordinary shares with an exercise price of $4.50 (the “Warrants”, and together with the Shares, the “Securities”) for total gross proceeds of approximately $6.7 million (the “Offering”). The Warrants are initially exercisable six months following issuance and have a term of five and one-half years following issuance. The Warrants are exercisable for cash or on a cashless basis if there is no effective registration statement registering the ordinary shares underlying the Warrants.

The closing of the sale of the Securities is expected to occur on or about March 22, 2016, subject to the satisfaction of customary closing conditions.  The net proceeds to the Company from the Offering, after deducting Roth’s and HCW’s fees and expenses and the Company’s estimated Offering expenses, are expected to be approximately $6.1 million.

The Shares will be issued pursuant to a prospectus supplement dated as of March 16, 2016, which will be filed with the Securities and Exchange Commission (the “SEC”), in connection with a takedown from the Company’s Registration Statement, which became effective on August 12, 2015, and the base prospectus dated as of August 12, 2015 contained in such Registration Statement.  The Warrants were offered in a private placement under Section 4(a)(2) under the Securities Act of 1933, as amended (the “Act”), and Regulation D promulgated thereunder and, along with the ordinary shares issuable upon their exercise, have not been registered under the Act, and may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from such registration requirements. This Report shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the Securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

For their services in the Offering, Roth and HCW will receive a total fee equal to 7% of the gross proceeds raised in the Offering and reimbursement for their expenses up to a maximum of $35,000.

The Company’s press release containing additional details of the Offering is filed as Exhibit 99.1 hereto. Copies of the Placement Agreement, the form of Warrant and the form of Purchase Agreement are filed as Exhibits 1.1, 4.1 and 10.1, respectively, to this Report and are incorporated by reference herein. The foregoing summaries of such documents are subject to, and qualified in their entirety by reference to, such exhibits. The Placement Agreement, the Warrant and the Purchase Agreement contain representations and warranties that the parties made to, and solely for the benefit of, the others in the context of all of the terms and conditions of that agreement and in the context of the specific relationship between the parties. The provisions of such documents, including the representations and warranties contained therein, are not for the benefit of any party other than the parties to such agreements and are not intended as documents for investors and the public to obtain factual information about the current state of affairs of the parties to those documents and agreements. Rather, investors and the public should look to other disclosures contained in the Company’s filings with the SEC.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Registration Statement and the registration statement on Form S-8 (File No. 333-203114) of the Company, filed with the SEC, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Warning Concerning Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains statements which constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward looking statements are based upon the Company’s present intent, beliefs or expectations, but forward looking statements are not guaranteed to occur and may not occur for various reasons, including some reasons which are beyond the Company’s control. For example, this Report states that the Offering is expected to close on or about March 22, 2016. In fact, the closing of the Offering is subject to various conditions and contingencies as are customary in securities purchase agreements in the United States. If these conditions are not satisfied or the specified contingencies do not occur, this Offering may not close. For this reason, among others, you should not place undue reliance upon the Company’s forward looking statements. Except as required by law, the Company undertakes no obligation to revise or update any forward looking statements in order to reflect any event or circumstance that may arise after the date of this Report.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits

1.1	Co-Placement Agency Agreement, dated as of March 16, 2016, between the Company and Roth Capital Partners, LLC and H.C. Wainwright & Co., LLC.

4.1	Form of Ordinary Share Purchase Warrant.

5.1	Opinion of Zysman, Aharoni, Gayer and Sullivan & Worcester LLP.

10.1	Form of Securities Purchase Agreement between the Company and the purchasers in the Offering.

23.1	Consent of Zysman, Aharoni, Gayer and Sullivan & Worcester LLP (contained in Exhibit 5.1).

99.1	Press Release dated March 17, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bio Blast Pharma Ltd.
(Registrant)

By /s/ Colin Foster
Name: Colin Foster

President and Chief Executive Officer

Date: March 17, 2016